UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission file number: 001-38911

CLARIVATE ANALYTICS PLC

(Exact name of registrant as specified in its charter)

Friars House
160 Blackfriars Road
London SE1 8EZ United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Public Warrants Redemption

On February 20, 2020, Clarivate Analytics Plc (the “Company”) issued a press release announcing the redemption of all of its outstanding warrants (the “Public Warrants”) to purchase ordinary shares of the Company, that were issued under the Warrant Agreement, dated September 6, 2018, by and between the Churchill Capital Corp (“Churchill”) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), as part of the units sold in Churchill’s initial public offering. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

A copy of the Notice of Redemption delivered by the Company is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

None of this Current Report on Form 6-K, the press release attached hereto as Exhibit 99.1 nor the Notice of Redemption attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

No Incorporation by Reference

Neither this Current Report on Form 6-K nor any of the Exhibits attached hereto shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-231405).

Exhibits

Exhibit No.	Document Description

99.1	Press Release of Clarivate Analytics Plc dated February 20, 2020.

99.2	Notice of Redemption dated February 20, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLARIVATE ANALYTICS PLC

Date: February 20, 2020	By:	/s/ Richard Hanks
Richard Hanks
Chief Financial Officer